UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

THE KEYW HOLDING CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

493723100
(CUSIP Number)

July 14, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 493723100

1	Names of Reporting Persons
Factor Advisors, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒ See Item of attached schedule
3	Sec Use Only
4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,207,679
	6	Shared Voting Power

	7	Sole Dispositive Power

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,207,679
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
11%
12	Type of Reporting Person (See Instructions)
IA

SCHEDULE 13G

CUSIP No. 493723100

1	Names of Reporting Persons
Penserra Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒ See Item of attached schedule
3	Sec Use Only
4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power

	7	Sole Dispositive Power
4,207,679 *
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,207,679
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
11%
12	Type of Reporting Person (See Instructions)
IA

•	Penserra Capital Management LLC disclaims beneficial ownership of such securities.

Item 1.

(a) Name of Issuer: The KEYW Holding Corporation

(b) Address of Issuer’s Principal Executive Offices: 7740 Milestone Parkway, Suite 400 Hanover MD 21076

Item 2.

(a)	Name of Person Filing: Factor Advisors, LLC and Penserra Capital Management LLC

(b)	Address of Principal Business Office or, if None, Residence:

Factor Advisor LLC - 35 Beechwood Road, Suite 2B, Summit, New Jersey 07091

Penserra Capital Management LLC - 140 Broadway, 26th Floor New York NY 10005

(c)	Citizenship:	Factor Advisors LLC – Delaware

Penserra Capital Management LLC – New York

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP No.:	493723100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 4,207,679

(b)	Percent of Class: 11%

(c)	Number of shares as to which such person(s) has:

(i)	Sole power to vote or to direct the vote: 4,207,679

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 4,207,679

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The PureFunds ISE Cyber Security ETF, a series of the FactorShares Trust, which is managed on a discretionary basis by Factor Advisor LLC and Sub-Advised by Penserra Capital Management LLC, has the right or the power to direct the receipt of dividends, or the proceeds from the sale of, the Common Stock.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Factor Advisor LLC is the Advisor and Penserra Capital Management LLC is the Sub-Advisor to the FactorShares Trust, which is managed on a discretionary basis. Neither Factor Advisor LLC nor Penserra Capital Management LLC affirms the existence of a group within the meaning of Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2015

/s/ David Weissman

Name/Title: Dave Weissman, Chief Operating and Compliance Officer, Factor advisors LLC

/s/ Dustin Lewellyn

Name/Title: Dustin Lewellyn, CFA, Chief Investment Officer, Penserra Capital Management LLC

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

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